May 30, 2017

Mr. Craig Arakawa

Accounting Branch Chief

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Mail Stop 3561

Re:	Under Armour, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016 (the “Form 10-K”)

Filed February 23, 2017

File No. 001-33202

Dear Mr. Arakawa:

Under Armour, Inc. (“we”, “our” or the “Company”) is responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated May 1, 2017. To assist in your review, we have included the Staff’s comments below prior to our responses.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management’s discussion and Analysis of Financial Condition and Results of Operations Consolidated Results of Operations

Year Ended December 31, 2016 compared to Year Ended December 31, 2015, page 30

Comment 1.	We note your comparative discussion of net revenues identifies multiple factors that contributed to the year over year increase, including unit sales growth and new offerings in various categories. However we note you do not quantify the impacts of these factors or fully describe the specific new products lines or offerings that have caused the increase. Please expand your discussion to fully describe the specific reasons and factors contributing to the material changes in revenue and quantify the impact that each material variable or factor referenced in your discussion had on your results of operations. Refer to Item 303(A)(3) of Regulation S-K and SEC Release No. 33-8350.

Response

The Company discloses net revenue results quantitatively by segment and product category. On page 30 of the Form 10-K, we present in tabular format and include a discussion of the period over period growth of revenue by product category. On page 33 of the Form 10-K, we present in tabular format and include a discussion of the period over period growth in revenue by segment.

To further the reader’s understanding of the drivers of our business, we also regularly provide qualitative disclosure regarding product categories and segments. The disclosure noted by the Staff on page 30 provides qualitative disclosure regarding the growth in the apparel and footwear product categories. The disclosure highlights increased unit sales of existing product, as well as new product offerings. New product offerings include introductions of new lines of products as well as the expansion of existing product assortments, and therefore overlaps with the Company’s existing product offerings category. Therefore, while the Company has historically separately noted new product offerings in its disclosures to demonstrate to investors the Company’s success in continuing to innovate and offer consumers in-demand products, the Company is not readily able to quantify the impact of unit sales growth of existing versus new product offerings.

Furthermore, we believe attempting to separately quantify the impact of unit sales growth attributable to existing versus new product offerings would not materially add to an investors understanding of the Company’s results of operations. We believe the quantitative presentation by product category and segment, along with the qualitative disclosure around new and existing product offerings, provides investors with a clear understanding of the material factors that have contributed to increases in revenues.

Item 8. Financial Statements and Supplementary Data

Notes to the Audited Consolidated Financial Statements, page 54

Comment 2.	We note from page 36 that you reversed $48.0 million of incentive compensation accruals as a change in estimate. Please describe the nature of the change in estimate and provide disclosures to comply with ASC 250-10-50-4 through 50-5.

Response

As the Staff notes, in the fourth quarter of 2016 we reversed $48.0 million of incentive compensation accruals as a change in estimate. Of that amount, $11.6 million of this reversal related to performance-based equity awards granted during 2016 with a 2016-2017 performance period, as disclosed on page 71 of the Form 10-K in Note 11 of the Notes to the Consolidated Financial Statements. The remaining amount related to the Company’s annual cash incentive plan for 2016, based solely on 2016 financial results. These accruals were recorded during the first, second and third quarters of 2016 based on the Company’s best estimates in those periods of the probability of achieving certain operating income performance targets required for both the equity and cash awards. During the fourth quarter of 2016, based on the Company’s lower than expected results in the fourth quarter of 2016 as well as a revised assessment of expected 2017 operating results, management concluded that the performance targets would not be achieved and accordingly, certain incentive compensation amounts would not be earned. As this reversal had no net impact on our 2016 annual results of operations, we do not believe that additional disclosures are required under ASC 250-10-50-4 through 50-5.

10. Earnings per Share, page 69

Comment 3.	We note you have subtracted the $59 million settlement payment to your Class C common stockholders to arrive at net income available to all common stockholders in the calculation of your earnings per share. Please tell us the basis for your accounting treatment of the settlement payment providing the authoritative accounting literature that supports your conclusion.

Response

The Company respectfully notes that the $59 million payment referred to in the Staff’s comment represented a dividend to holders of record of the Company’s Class C common stock as of June 15, 2016,

which was distributed on June 29, 2016, in the form of additional shares of Class C common stock, with cash in lieu of fractional shares. We accounted for this stock dividend in accordance with guidance in ASC 505-20-20 as a deduction from retained earnings and an addition to common stock and additional paid in capital. While this dividend arose in connection with the settlement of stockholder litigation, it was paid to all holders of Class C common stock several months following the settlement of the lawsuit, not to the holders of the Company’s Class A common stock, on whose behalf the lawsuit was brought.    As this dividend was made to all holders of the Company’s Class C common stock as of a date following the settlement of the litigation, and not to any holders of the Company’s Class A or Class B common stock, management accounted for this disbursement as a preference dividend to Class C shareholders.

Although there is no explicit guidance in generally accepted accounting principles for dividends to one class of common stockholders, we have considered the guidance in ASC 260-10-45-11 relating to preferred stock dividends, noting the following: Income available to common stockholders shall be computed by deducting both the dividends declared in the period on preferred stock and the dividends accumulated for the period on cumulative preferred stock from income from continuing operations and also from net income. If there is a loss from continuing operations or a net loss, the amount of the loss shall be increased by those preferred dividends.

Although this guidance specifically references preferred dividends, management believes the dividend to Class C shareholders only, is analogous to a preferred dividend. As such, we believe the $59 million dividend was properly deducted from net income to calculate net income available to common stockholders.

15. Segment Data and Related Information, page 73

Comment 4.	You state that the majority of your long lived assets are located in the United States. Given your current growth in international markets, please quantify the amount of long lived assets held in geographic regions outside the United States and provide disclosures to comply with ASC 280-10-50-41b to the extent material.

Response

Currently, the Company’s long-lived assets in foreign countries total less than 10% of the Company’s consolidated long-lived assets and the Company has concluded that they are immaterial for disclosure in the notes to its consolidated financial statements. The following table quantifies the amount of long-lived assets held in geographic regions outside the United States that, if material, would be required to be disclosed in accordance with ASC 280-10-50-41b:

	Long-Lived Assets Located Outside of the United States	Percentage of Total Long-Lived Assets
Property and equipment, net	$75,370	8%
Other long term assets	$24,382	3%

To the extent material, as required by ASC 280-10-50-41b the Company will disclose its long-lived assets located in geographic regions outside of the United States in future filings.

Comment 5.	We note you have experienced three consecutive years of losses in your Latin America segment. We also note that for the past two years you have attributed the losses to “increased investments to support growth in the region and the economic challenges in Brazil.” Please expand your disclosure to further describe the challenges that you have experienced in Brazil and whether you expect these challenges to continue to negatively impact your operations in this segment.

Response

While the economic challenges in Brazil have contributed to losses in our Latin America segment, our Brazil business represents less than 1% of the Company’s consolidated net revenue and is not considered material to the Company’s overall business or results of operations. The Company has increased its investments throughout its Latin America segment over the last three years through increased selling, general and administrative expenses (“SG&A”). Specifically in Brazil, beginning in 2015 the Company increased its SG&A in preparation for the 2015 World Cup and 2016 Olympic Games, which were hosted in Brazil. This increase in SG&A outpaced revenue growth, which was adversely impacted by currency fluctuations and a significant reduction in consumer spending in the country. We do not currently believe that this trend will continue, as revenue has increased and we have reduced our SG&A in Brazil. If these trends continue to have a material impact on Latin America segment results we will further describe these challenges in future disclosures.

If you have any further questions or concerns, please do not hesitate to call me at 410-468-2512, extension 7049.

Sincerely,

/s/ Andrew Page
Andrew Page
Vice President, Corporate Controller

4